UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                          For the month of August 2004

                        Commission File Number: 001-31368

                                SANOFI-SYNTHELABO
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    [X]             Form 40-F   [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes         [ ]                 No   [X]

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


         This Report on Form 6-K shall be deemed to be incorporated by reference into Sanofi-Synthelabo's Registration Statement on Form F-4 (Registration No. 333-112314), as post-effectively amended and declared effective on May 13, 2004 by the United States Securities Exchange Commission, and the related prospectus, dated April 9, 2004, and the prospectus supplement, dated May 27, 2004, each filed pursuant to Rule 424(b) under the United States Securities Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                                                        [SANOFI-SYNTHELABO LOGO]


[GRAPHIC] Investor Relations


                                                        Paris, August 19th, 2004




      Dear Madam, Dear Sir,

      A CONFERENCE CALL for financial analysts, institutional investors and journalists will be organized on TUESDAY, AUGUST 31ST, 2004 AT 3.00 P.M. (Paris time) to present 2004 HALF-YEAR RESULTS, and INTERIM CLINICAL DATA (RIO-EUROPE ONE-YEAR DATA) OF ACOMPLIA (TM) IN OBESITY. This conference will be held in English.

      In order to participate in the conference call, the following numbers are to be dialed 10 minutes before it starts :

         FRANCE :             00 33 (0) 1 70 70 60 60        CODE : 902488
         UNITED KINGDOM :     44 (0) 20 7784 10 04           CODE : 902488
         USA :                1 718 354 11 52                CODE : 902488


      The slides will be available on our website (www.sanofi-synthelabo.com) on Tuesday, August 31st from 10:00 a.m.

      This conference will be broadcast live on our website

      No recorded version will be archived for this conference.

      Yours sincerely,


      Philippe Goupit

INVESTOR RELATIONS DEPARTMENT
Philippe Goupit                 Director of Investor Relations
Arnaud Delepine                 Investor Relations Europe
Sanjay Gupta                    Investor Relations US
Anne d'Halluin-Sulzer           Investor Relations
Loic Gonnet                     Investor Relations

CONTACTS:
E-mail: investor-relations@sanofi-synthelabo.com
Europe                          US
Tel:  + 33 1 53 77 45 45        Tel.: + 1 212 551 40 18
Fax:  + 33 1 53 77 42 96        Fax:  + 1 646 487 40 18

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: August 19, 2004                  SANOFI-SYNTHELABO


                                        By:     /s/ Marie-Helene Laimay
                                           -------------------------------------
                                           Name:    Marie-Helene Laimay
                                           Title:   Senior Vice President and
                                                    Chief Financial Officer